

February 16, 2021

Via E-mail
Jonn R. Beeson, Esq.
Jones Day
3161 Michelson Drive
Suite 800
Irvine, CA 92612

      Re: **Urovant Sciences Ltd.**
              Amended Schedule 13E-3 filed by Urovant Sciences Ltd., et. al.
              Filed February 9, 2021
              File No. 005-90671

              Preliminary Revised Proxy Statement on Schedule 14A
              Filed February 2, 2021
              File No. 001-38667

Dear Mr. Beeson:

We have reviewed your filing and have the following comment.

Preliminary Revised Proxy Statement

Background of the Offer, page 20

1.   While we do not agree with the analysis and conclusion set forth in your response to comment 3 of our January 19, 2021 letter, we will not issue any more comments on this specific matter at this time.

Please direct any questions to me at (202) 551-3619.

                            Sincerely,

                            /s/ Daniel F. Duchovny
                            Daniel F. Duchovny
                            Special Counsel
                            Office of Mergers and Acquisitions